Exhibit 1

Westpac Banking Corporation
ABN 33 007 457 141

ASX Release

20 December 2011

Class action commenced against Westpac in relation to exception fees

Westpac Banking Corporation today received a Statement of Claim in proceedings that were commenced in the Federal Court on 16 December 2011.

The claim alleges that certain exception fees charged by Westpac prior to October 2009 were unlawful.  The claim does not relate to the exception fees currently charged by Westpac.

The claim against Westpac is one of a series of class actions against Australian banks announced by the litigation funding company IMF (Australia) Ltd in May 2010.

Westpac does not accept the claims that are set out in the Statement of Claim received today, and intends to defend the proceedings.

For further information:

Paul Marriage	Andrew Bowden
Westpac Media Relations	Investor Relations
Ph: 02 8219 8512	Ph: 02 8253 4008
Ph: 0401 751 860	Ph: 0438 284 863
Email: pmarriage@westpac.com.au	Email: andrewbowden@westpac.com.au